# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,901,004; sole dispositive power 3,852; shared dispositive power 9,901,004; aggregate amount beneficially owned 9,904,856 (8.7% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.2% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (3% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,098,309; sole dispositive power 0; shared dispositive power 1,098,309; aggregate amount beneficially owned 1,098,309 (1% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Laura Gentile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Eric Hirshberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Marc Maurer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment: This Amendment No. 22 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc. ("Anamered"), LIPO Investments (USA), Inc. ("LIPO"), Wilson 5 Foundation ("Wilson 5"), Wilson 5 Foundation Management Ltd. ("Wilson 5 Trustee"), Five Boys Investments ULC ("Five Boys"), Shannon Wilson, Low Tide Properties Ltd. ("Low Tide") and House of Wilson Ltd. ("House of Wilson") (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported and to remove Laura Gentile, Eric Hirshberg and Marc Maurer as Reporting Persons. The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 21 to the Schedule 13D filed by the reporting persons thereto on May 20, 2026. The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, and discontinuation of the proxy solicitation with respect to the Annual Meeting, the JFSA has been terminated and each of Ms. Gentile, Mr. Hirshberg and Mr. Maurer ceased to be a member of a "group," pursuant to the meaning of Rule 13d-3 of the Exchange Act, with Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson, Low Tide and House of Wilson, and will cease to be a Reporting Person immediately upon the filing of this Amendment. Each of Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson, Low Tide and House of Wilson will remain a "Reporting Person" and collectively, the "Reporting Persons." The remaining Reporting Persons are a party to that certain Joint Filing Agreement, as further described in Item 6, and will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2026, the Reporting Persons entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer has agreed to (i) appoint Laura Gentile and Marc Maurer to the Board as independent directors, effective immediately following the Annual Meeting, (ii) increase the size of the Board in connection therewith, (iii) take all necessary steps to appoint a new independent director with apparel product and brand expertise to the Board by October 1, 2026, subject to the approval of the Reporting Persons, not to be unreasonably withheld, conditioned or delayed, and (iv) recommend that shareholders vote in favor of the Proposal at the Annual Meeting and, if the Proposal is approved by shareholders, the Issuer will submit for shareholder approval at the Issuer's 2027 annual meeting of shareholders (the "2027 Annual Meeting") a proposal to amend the Issuer's Restated Certificate of Incorporation to fully declassify the structure of the Board and provide for the annual election of directors, effective as of the Issuer's 2028 annual meeting of shareholders (the "2028 Annual Meeting"). Immediately following the appointment of Ms. Gentile and Mr. Maurer to the Board, the Issuer has further agreed to appoint each of Ms. Gentile and Mr. Maurer to the Corporate Responsibility, Sustainability and Governance Committee of the Board.

Each of Ms. Gentile and Mr. Maurer has signed a conditional letter of resignation, which would become effective upon the earlier of (i) the termination of certain Issuer obligations to the Reporting Persons, and (ii) following the election of Ms. Gentile and Mr. Maurer to the Board at the 2027 Annual Meeting, the termination of the Cooperation Agreement. In order to effectuate the conditional resignation letters for each of Ms. Gentile and Mr. Maurer upon the termination of the Cooperation Agreement, the Board would have to accept Ms. Gentile and Mr. Maurer's conditional resignations notwithstanding their election to the Board by shareholders at the 2027 Annual Meeting.

In addition, the Issuer has agreed (i) to nominate, recommend, support or solicit proxies solely for the election of Chip Bergh, Esi Eggleston Bracy and Teri List at the Annual Meeting and (ii) that one additional incumbent director will not stand for reelection at the 2027 Annual Meeting. Further, the Cooperation Agreement also contains a voting commitment, standstill, mutual non-disparagement and other customary provisions.

Additionally, during the term of the Cooperation Agreement, the Issuer has agreed that its Chief Executive Officer, Executive Chair of the Board and two independent directors, one of whom must be either Ms. Gentile or Mr. Maurer, must meet at least once per fiscal quarter with the Reporting Persons.

The Issuer has also further agreed to pay to the Reporting Persons $4 million to be used for the betterment of Kitsilano Beach. The Cooperation Agreement will terminate on the date that is thirty calendar days prior to the deadline under the Issuer's Bylaws for the submission of shareholder nominations of director candidates for election to the Board at the 2028 Annual Meeting, unless earlier terminated in accordance with its terms.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in it is entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Each of Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson, Low Tide and House of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 9,904,856 shares of the Issuer's common stock (of which 5,115,961 are exchangeable shares (as defined below) and an equal number of shares of the Issuer's special voting stock on a fully-converted basis) owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of shares of the Issuer's common stock (and exchangeable shares and an equal number of shares of the Issuer's special voting stock) that he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein.

The foregoing is based on 109,318,984 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of April 30, 2026 as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on May 18, 2026. Each share of the Issuer's special voting stock has voting rights equivalent to one share of the Issuer's common stock, but no economic rights.

Each share of the Issuer's special voting stock is paired with an exchangeable share (an "exchangeable share") of Lulu Canadian Holding, Inc., a wholly owned subsidiary of the Issuer ("Lulu Canada"). Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of the Issuer's common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of the Issuer's common stock, the Issuer cancels a corresponding number of shares of special voting stock without consideration. As a result, each exchangeable share, together with its paired share of special voting stock, may be deemed to represent beneficial ownership of one share of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2026, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Also on May 26, 2026, the JFSA terminated pursuant to its terms, effective immediately.

On May 28, 2026, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer to the extent required by law. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Filing Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Cooperation Agreement, dated May 26, 2026, by and between lululemon athletica inc. and Dennis J. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd. and House of Wilson Ltd.

Exhibit 99.2 Joint Filing Agreement, dated May 28, 2026, by and among, Dennis J. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd. and House of Wilson Ltd.

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (05/28/2026)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (05/28/2026)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (05/28/2026)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/28/2026)
- Laura Gentile: /s/ Laura Gentile, Laura Gentile (05/28/2026)
- Eric Hirshberg: /s/ Eric Hirshberg, Eric Hirshberg (05/28/2026)
- Marc Maurer: /s/ Marc Maurer, Marc Maurer (05/28/2026)